Second Sight Medical Products, Inc.

12744 San Fernando Road, Building 3

Sylmar, California 91342

October 2, 2014

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Second Sight Medical Products, Inc.

Registration Statement on Form S-1

Filed August 12, 2014

File No. 333-198073

Dear Ms. Ravitz:

By this letter we are responding to your letter dated September 8, 2014 addressed to Robert Greenberg, President and Chief Executive Officer of Second Sight Medical Products, Inc. (the “Company”). For convenience of staff, we have provided below full text of each comment in the order given to us followed by our response.

1

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Registration Fee Table

1.	Please revise the fee table to include the “long-term investment rights” or provide a detailed legal analysis explaining why registration of these rights is not required.

The column of the fee table entitled “Proposed Maximum Aggregate Offering Price” takes into account the maximum number of shares, namely 4,025,000 shares (the "Total IPO Shares"), that will be issued in the offering at $9.00 per share after giving effect to full exercise of the underwriter's over-allotment option, and further includes the maximum number of shares, 4,025,000 shares (the "Total LTIR Shares"), that may be issued in connection with non-transferrable long term investor rights (“LTIR”). Please see footnote 2 to the fee table on the front cover of our registration statement filed August 12, 2014. To the extent that these rights may be triggered and shares issued, investors in the IPO will not pay and the company will not obtain any additional consideration therefor above the IPO share price. Although the Total LTIR Shares are being currently registered in this offering are a mechanism to encourage long term holding of our shares with shares issuable under the LTIR being analogous to a special stock dividend for which no amount would be payable. As a consequence to the extent that the registration fee is based on maximum aggregate amount of proceeds that are generated by this offering, we believe that the table is accurate as stated and as presented, with no separate line item needed. These contingent additional shares issuable issued under the LTIR are not embodied in any agreements or instruments other than as set forth or described in the registration statement and are personal to buyers of the IPO shares. These rights do not trade and will not trade at any time. We believe that no further registration fee is required under these conditions, and respectfully submit that there is no benefit to having a separate line item to present the potential of these additional shares. Please see also our response below to staff comment 33. Nevertheless in respectful deference to the comment, we have revised the fee table to add (i) a line item specifically for maximum number of shares that may be issued under the LTIR along with (ii) a new footnote (3).

2.	Given the current structure of this transaction, including the two-year holding period required for purchasers of IPO Shares, please confirm that you intend to maintain an effective registration statement for the eventual acquisition of IPO Supplemental Shares, or provide an analysis as to why you do not believe you would be required to do so.

The Total LTIR shares are being registered as part of this offering. At closing of this IPO, the Company will become contractually obligated to issue the shares underlying the LTIR solely to purchasers of the IPO shares pursuant to pre-determined formulas and, subject to conditions outside of its control. In addition, the investors who acquire these long-term investor rights at the closing of the IPO will have paid full consideration for those rights as part of the IPO price per share.

2

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

We believe given the current structure of the long term investor right, that the Commission ought to allow tacking to the holding period of the underlying shares of common stock, in the event that the LTIR is permitted to ripen and be triggered. The LTIR is acquired on initial purchase in this registered offering, involves no payment by the holder or additional consideration to us, but is in fact a non-transferrable right personal to the holder whose sole decision post IPO will be whether or not to continue holding the shares acquired in this offering in his name for the requisite 24 months period as is disclosed within the registration statement. Since shares issuable under LTIR are being currently registered, since purchasers are making their investment decision at the time of the IPO and since full consideration is being paid now, we believe that under this circumstances no further registration of shares contingently issuable for the LTIR is required. Please also see our response to comment 1 above and our response to comment 33 below.

Prospectus Cover Page

3.	Please ensure that your registration statement cover page fits on one page. See Item 501(b) of Regulation S-K.

Consistent with Item 501(b) we are ensuring that prospectus cover page fits on one page.

Graphics, page 4

4.	We note the extensive use of text in your graphics here and on the inside back cover of the prospectus. Text in this context should be used only to the extent necessary to explain briefly the visuals in the presentation. The text should not be excessive or overwhelm the visual presentation. Please revise your graphics accordingly.

We have revised our graphics substantially to eliminate extensive use of text on the graphics found on the inside cover of the prospectus but respectfully submit that the text found on the inside back cover is limited to the brief explanation of the visuals presented and that they are a naterial aide to the reader in understanding our Argus II product..

3

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Overview, page 6

5.	Your summary should be a balanced discussion of your business. In this regard, please balance your prominent discussion of the benefits of your Argus II product in the first paragraph of this section as well as the features described in the bullet points on page 7 with a discussion of the product’s risks or disadvantages. Also, where you discuss the length of time that “several users” of your system have employed your system, please also disclose the average length of time your product is used and the total number of patients who have been implanted with your device. Finally, describe your limited revenues to date, your history of losses, your accumulated deficit and the fact that your auditor has included a paragraph in its opinion that there exists substantial doubt as to your ability to continue as a going concern.

We have updated the Overview to add risks associated with the Argus II and the possibility that a patient may not benefit from the Argus II.

We have also updated this section to include the number of patients implanted with the Argus I and Argus II devices and the average length of implant for each device.

We have further updated the section to describe our limited revenues to date, our history of losses, our accumulated deficit and the fact that our auditor has included a paragraph in its opinion that raises doubt about our ability to continue as a going concern.

We have added substantially the following language to the end of the Overview on page 8:

“To date, we have not generated sufficient revenues from product sales to achieve positive earnings and operating cash flows to enable us to finance our operations internally. We have significant convertible debt and have incurred recurring operating losses and negative operating cash flows since inception, and we expect to continue to incur operating losses and negative operating cash flows for at least the next few years. For the year ended December 31, 2013 and the six months ended June 30, 2014 we had revenue of $1,564,933 and $1,268,203 respectively, and incurred net loss of $22,968,925 and $13,979,828 respectively.  As of December 31, 2013 and June 30, 2014, our accumulated deficit was $117,462,721 and $131,442,549 respectively.  As a result, our independent registered public accounting firm, in its report on the Company’s 2013 and 2012 consolidated financial statements, raised substantial doubt about our ability to continue as a going concern without this offering which will raise operating capital and convert our debt to equity.”

6.	Please revise to explain briefly the nature and significance of the “reimbursement milestones” cited in the first three bullet points on page 7. Also revise to balance your current disclosure concerning reimbursement with equally prominent disclosure regarding the limited number of payers (numerically and geographically) and nature of reimbursement, as disclosed on pages 48-49.

We have added discussion to explain these milestones and balance coverage versus non-coverage on page 7, as well as on pages 48-50

4

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

7.	Please revise to clarify the nature of the “support” you have from the entities cited in the second full paragraph on page 7. Also describe the entities cited and explain their role in your industry.

The American Academy of Ophthalmology (AAO) is the world’s largest association of eye physicians and surgeons with more than 22,000 members. Although we appreciate the support of AAO, we have been advised that AAO prefers not to be mentioned in a field registration statement and have accordingly deleted any reference to AAO in our document.

We have added the following paragraphs as footnotes that describe FFB and Retina International and their support for our company.

"The Foundation Fighting Blindness (FFB) is the world’s leading non-governmental organization driving research to identify preventions, treatments and cures for people affected by the spectrum of inherited retinal degenerative diseases. FFB has supported coding and payment applications submitted by Second Sight (in the form of letters of support and by attending and speaking at meetings with CMS). The FFB has also submitted letters of support and reconsideration requests to help establish coverage for the Argus II."

"Retina International is a voluntary charitable umbrella association of 33 national societies each of which is created and run by people with Retinitis Pigmentosa (RP) and other allied retinal dystrophies, their families and friends. Retinal International promotes the search for a treatment for RP and other allied dystrophies. Retina International has supported Second Sight in educating and informing the organizations about Second Sight’s treatment."

8.	Given that you have not yet conducted a clinical study to demonstrate the safety and efficacy of the Argus II system to treat age-related macular degeneration, please tell us why you believe it is appropriate to include in your Summary the market size of this potential addressable market in the first paragraph on page 8 and in the penultimate paragraph on page 9. Provide similar information with respect to the potential addressable market described in the second paragraph on page 8 and last paragraph on page 9, given that you have not completed the design and development of the Orion I product. Alternatively, revise to remove these statistics.

AMD

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Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

We believe it is appropriate to discuss the market size for AMD as it is reasonable to expect that we will be successful in extending the indication for use of the Argus II System from RP also to include AMD. There are many similarities for use of the Argus II System in both RP and AMD. First, both diseases are forms of outer retinal degeneration, a condition in which the photoreceptors (the rods and cones of the retina) degrade over time and stop functioning. In RP, this degradation begins in the periphery of the visual field and expands inward to cause tunnel vision. In AMD, this degradation begins in the central vision and expands outward over time. We expect that we will be able to use the Argus II implant and other system components, substantially without modification in AMD patients. In addition, we anticipate that the procedure to surgically implant the device in AMD patients will be unchanged, and the principles of operation of the system will be unchanged.

We further anticipate that the safety profile in AMD patients will be similar to that observed in RP patients as they are both forms of outer retinal degeneration and the implant and surgical implantation procedure are the same. Since the principles of operation of the system are the same in RP and AMD, we anticipate that the system will produce useful light percepts in a similar fashion in AMD. We believe that the principal questions in the trial from an efficacy perspective will be how well AMD patients can integrate the vision from the Argus II System with their residual vision and whether this added vision provides an overall benefit to them. Our analysis of the data and our experience with the Argus II lead us to believe that we will be able to answer these questions in the affirmative.

Medicines and Healthcare Products Regulatory Agency (MHRA), the UK competent authority, recently approved our conducting to the feasibility study in AMD patients, and consequently this uncertainty relating to receipt of approval to conduct the study has been reduced if not eliminated since our initial filing of the registration statement.

Since a portion of the proceeds from the offering will be used to fund the clinical trials for AMD, and since we view it as probable that we can demonstrate benefit to AMD patients, we believe it is important to include a discussion of the potential market size for the Argus II system should our clinical activities AMD lead to an acceptable market approval.

6

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Orion I

The Overview section indicates that our Orion I product will need to be developed and that our anticipated initial milestone is to begin human clinical trials in late 2016. As currently planned, the Orion I implant borrows very significantly from the current Argus II implant. We expect to use the electronics package, coil molding and attachment method, array technology and array attachment method as is from the Argus II. We also intend to modify the coil shape (round rather than oval) and array shape for cortical stimulation. We further anticipate that we will develop a new mounting method for attaching the coil and electronics package. Since a portion of the proceeds from this offering will be used to fund the pre-clinical research and development of Orion I, we believe it is material for investors to have an estimate of the potential market size for this future product. The Overview discloses that approval is not assured (i.e., “If the [product] is approved for marketing…”) and also indicates that the actual market would be a subset of patients who are profoundly blind due to causes other than preventable conditions or AMD. Consequently, we believe the potential market size numbers should be presented and are adequately qualified for the investor and that the failure to do may also constitute a material omission of disclosure.

9.	Refer to the awards mentioned in the bullet points on page 8. With a view toward clarified disclosure, please tell us what the criteria were to determine the recipient of each award, whether others also received the awards, and whether you provided any consideration to apply for or receive the awards. Also, where you have abbreviated the award name or entity granting the award, please revise your disclosure to identify the full name of the award and the person or entity who granted the award.

With the regard to your comment we respectfully advise as follows:

Second Sight Awards

TIME: Best Inventions of 2013

•	Criteria: Categorized as World-Changing

•	Others received the award: One of 25 inventions chosen in 2013. Full list here: http://techland.time.com/2013/11/14/the-25-best-inventions-of-the-year-2013/slide/all/

•	Applied or unsolicited: Unsolicited

CNN: The CNN 10: Inventions of 2013

•	Criteria: Gadgets or prototypes with big, game-changing potential

•	Others received the award: Designated number 1 of 10 inventions chosen in 2013. Others include: Atlas humanoid robot, Automatic, Bounce Imaging Explorer, MakerBot Digitizer, Google Glass, GravityLight, Oculus Rift, Soccket energy ball, Tooth 'Tattoo' sensor

•	Applied or unsolicited: Unsolicited

Medical Device & Diagnostics Industry (MD+DI): 2013 Medical Device Manufacturer of the Year

•	Criteria: Medical device companies that have risen above the crowd to advance medical device manufacturing

7

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

•	Others received the award: Chosen as the winner out of ten finalists. 2012 winners included: Sotera Wireless, AirStrip Technologies, Proteus Digital Health

•	Applied or unsolicited: Unsolicited

Popular Science: 2013 Innovation of the Year

•	Criteria: N/A

•	Others received the award: One of ten in the Health innovations category in 2013. Chosen as the Grand Innovation of the Year out of all the other innovations in each of the 12 categories

•	Applied or unsolicited: Unsolicited

Inc.: The 25 Most Audacious Companies 2013

•	Criteria: Inc.'s website states this: What's an "audacious" company? It's a superlative we chose very carefully. On the one hand, such companies are defined as bold, courageous, even heroic. Yet, on the other, they are defiant, presumptuous, irreverent, and even cocky. They see a better way to do something and work to make it happen, fearlessly committed to not only making their vision a reality but also spreading that vision.

•	Others received the award: In "Device" section of award: Square, Lit Motors, Soma, AeroDesigns

•	Applied or unsolicited: Unsolicited

Foundation Fighting Blindness (FFB): Visionary Award – Dr. Robert Greenberg

•	Criteria: N/A

•	Others received the award: One of two chosen in 2013

•	Applied or unsolicited: Unsolicited

Ophthalmology Innovation Summit (OIS): Eye on Innovation Award

•	Criteria: innovative technology in the ophthalmology space

•	Others received the award: No

•	Applied or unsolicited: Unsolicited

Cleveland Clinic: Top Medical Innovation of 2014

•	Criteria: Significant clinical impact, high user-related functionality that improves health care delivery, high profitability, in or exiting clinical trials, on the market in the coming year, significant human interest in its application or benefits

•	Others received the award: 1 of 10 companies chosen for 2014. Other winners include: Genome- guided solid tumor diagnostics, Responsive Neurostimulator for Intractable Epilepsy, Direct-acting Antiviral Oral Hepatitis C Drugs, Perioperative Decision Support System, Fecal Microbiota Transplantation, Relaxin for Acute Heart Failure, Computer-Assisted Personalized Sedation System, TMAO: A Novel Biomarker for Heart Attack, Stroke Risk, B-Cell Receptor Pathway to Treat Blood Cancers,

•	Applied or unsolicited: Unsolicited

8

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

World Economic Forum: Technology Pioneer 2014

•	Criteria: Innovation, potential impact, growth & sustainability, proof of concept, market leader and demonstrate visionary leadership

•	Others received the award: One of 36 companies chosen for 2014-Adtelligence, Advantix Systems, Agios Pharmaceuticals, Airbnb, Alphabet Energy, AppNexus, BIND Therapeutics, bluebird bio, Bug Agentes Biologicos, Codecademy, Coursera, Cyberdyne, Data4, Dnevnik.ru, D-Rev: Design Revolution, EcoNation, Foundation Medicine, GitHub, Jana, Kaggle, Kebony, Koemei, Lenddo, LiveU, Natera, Nest Labs, Oasys Water, OMC Power, Rethink Robotics, Selecta Biosciences, SunPartner, SynTouch, TruTag Technologies, Viki and Witricity Corporation.

•	Applied or unsolicited: Invited to apply

Edison Awards: 2014 Gold Winner – Science/Medical Category

•	Criteria: Concept, value, delivery, and impact

•	Others received the award: Only Gold winner in the Assistive Devices - Science/Medical category. 2013 winner: ARTAS® Robotic System by Restoration Robotics, Inc.

•	Applied or unsolicited: Applied

MIT Technology Review: The 50 Smartest Companies for 2014

•	Criteria: A company that had made strides in the past year that will define its field

•	Others received the award: One of 50 companies chosen in 2014. Full list here: http://www2.technologyreview.com/tr50/2014/

•	Applied or unsolicited: Unsolicited

Except for a $600 application fee made in connection with the Edison Award referenced above, we provided no other fee to apply for or to receive these awards. Where we have abbreviated names, we have revised our disclosure to identify the full name or names as requested. Other than as set forth we view the foregoing response to staff's comment as being in a nature of supportive information and we believe that no further disclosure is warranted.

9

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Emerging Growth Company, page 11

10.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

To our knowledge no such written communications have been presented to potential investors and similarly there have been no research reports about us of which we are aware that have been published in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or to our knowledge will participate in our offering.

11.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please state your election under Section 107(b) of the JOBS Act:
•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

We have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), and have accordingly included the following language on page 11:

“Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act) are required to comply with the new or revised financial accounting standard.  The JOBS Act also provides that a company can elect to opt out of the extended transition period provided by Section 102(b)(1) of the JOBS Act and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable.  We have irrevocably elected to opt out of this extended transition period provided by Section 102(b)(1) of the JOBS Act.  Even though we have elected to opt out of the extended transition period, we may still take advantage of all of the other provisions of the JOBS Act, which include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.”

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Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Moreover, under the risk factor on page 28 by which we again identify ourselves as an “emerging growth company” we have added the following second paragraph:

“In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of an extended transition period for complying with new or revised accounting standards. However, we chose to "opt out" of this extended transition period, and as a result, we intend to comply with new or revised accounting standards on the relevant dates that adoption of those standards may be required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.”

Long-Term Investor Rights, page 12

12.	Briefly describe the reasons why you are granting long-term investment rights and the purposes they are intended to accomplish, including the purposes of the 90-day direct registration feature, inability to transfer IPO shares without forfeiture and two-year holding period. Please also add an illustrative example of how the formula works to determine the amount of common stock to be issued on a long-term investment right. Please also explain what the formula is intended to achieve. Finally, we note that issuance of these rights relates to a “contractual obligation” of the Company. Please file that contract, or any other instrument defining the rights of LTIR holders, as an exhibit.

As noted in the registration statement the company was formed in 1998 with the mission of treating blindness. Today we market the only FDA approved retinal prosthetic, the Argus II, that treats blindness caused by retinitis pigmentosa. Over 90 patients have so far been implanted with our Argus II device in Europe, United States and Saudi Arabia. We believe that our technology will also treat blindness caused by age-related macular degeneration and we intend to commence a five person clinical study in the United Kingdom before the end of 2014 to prove safety and efficacy of our technology and device for AMD. Ultimately, we believe that our technology will be further developed over the next five to seven years into an approved commercially available product, the Orion I, that will be able to treat almost all blindness. These objectives are capital intensive and have to date resulted in continuing significant negative cash flows. The registration statement notes that an investment in our shares is speculative, that proceeds from the underwriting may only prove adequate for approximately up to 24 months in the absence of significant revenue and that there is no assurance of generating adequate revenue or other funding to support the continued regulatory, developmental, marketing and other costs which may be required to achieve the company’s objectives. As a means for IPO investors to consider whether they might wish to hold their IPO shares for the long term in whole or in part we concluded that it would be beneficial to encourage and reward long term investors by also allowing them a possibility of additional shares under LTIR. In this fashion, they may be rewarded for their patience to the extent that the shares do not trade at 200% of the IPO price (namely, $18 per share based on current anticipated $9 per share offering price) as of the Measurement Date. In the alternative, they may be able to neutralize or reduce a potential loss to the extent that the shares trade at or below the IPO price. In accord with your request we have added the illustrative example of how the formula works, taken from the example provided on page 88 of the original filing. The company and the underwriter believe that 90 days following the closing date of the offering is a reasonable period in which all IPO purchasers will be able directly to become registered owners of the IPO shares purchased. The LTIR, as we noted above in this letter, is a personal, non-transferable contractual right offered solely through the prospectus at the time of the IPO and is not embodied in any other written agreement between the issuer and IPO purchasers. As such, we contemplate no other instrument that defines the rights of LTIR holders.

11

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

13.	Please revise your disclosure here and on page 86 to explain how fractional shares will be treated.

We have revised our disclosure on page 13 to confirm that fractional shares will be rounded up to the next whole share. This disclosure is also contained in the second full paragraph of page 88.

Use of Proceeds, page 13

14.	Here and on pages 42, 57 and 76, please revise to quantify the amounts of proceeds to be allocated to each purpose cited. Please revise to clarify whether the “clinical trial” referenced will be a trial to support an application for regulatory approval. Please also disclose the amount and sources of additional funds that may be needed to complete the clinical trial, including the “pilot study” or further studies related to an AMD indication, “increasing resolution” efforts, to complete pre-clinical trial development of the Orion I system, and to bring the Orion I system to market. Refer to Instruction 3 to Item 504 of Regulation S-K.

We have revised or updated the quantity amounts of proceeds to be allocated to each of the cited purposes and have further set forth the estimated amounts and sources of additional funds that may be needed as noted or requested in the comment.

12

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Risk Factors, page 16

15.	With a view toward appropriate risk factor disclosure, please tell us about your consideration of material risks to purchasers of your common stock subsequent to the initial public offering and prior to and after the issuance of shares underlying the long- term investment rights.

Please see our section within Risk Factors entitled "Risks Related to This Offering, the Securities Market and Ownership of our Common Stock" commencing on page 29. We believe that the risks described in that section are the ones that may principally relate to purchasers of our common stock subsequent to the initial public offering for the periods described in staff's comment. We have described the LTIR at length elsewhere in this letter in response to staff comments. Although shares issuable under the LTIR may lead, some time more than two years from now, to further dilution, the LTIR is not a trading instrument and whether or not associated with the LTIR, the effects of greater shares hitting the market and the nature of risks associated with dilution are described, just as risks associated with the steps that a purchaser in the IPO must take to qualify for receipt of the LTIR and keeping it for the duration required are also set forth. While the LTIR may result in having fewer shares in street name or accounts which may limit possible future attempts to borrow the shares to effect or support short selling we do not believe that this rises to a disclosure which needs to be made in our offering document and do not believe that having fewer shares in the float as a result of those IPO purchasers removing their shares from the market will add to volatility beyond the factors that are described. Following the IPO the company recognizes its obligations to maintain current disclosures consistent with applicable regulations and will continue to make further disclosures of evolving financial condition, operations, changing markets and product acceptance which we believe are of greater interest to investors. We believe that there are no material further risks beyond the ones described for post IPO purchasers.

Litigation or third-party claims . . ., page 24

16.	Please revise to clarify the effect on your business from unfavorable resolutions to the patent proceedings you mention. In this regard, you disclose here that the challenges will not have any material effect on you; however, your disclosure on pages 25 and 54 refers to the patents providing a “significant impediment” to competitors. Please reconcile.

Of the six patents which have been contested in these administrative proceedings, two have reached final resolution with no further appeal available within the European Patent Office. Of the remaining four patents in these proceedings, none applies to our current product. Moreover, to our knowledge, none applies to any competitive product. Nevertheless we regard our Argus II and other patents as representing possible improvements that we, or a competitor, may wish to embody in a future product, and while the patents may present barriers to entry at some future date we do not regard these proceedings as being material to current marketing of our product. Remaining at issue are merely four out of nearly 300 patents we have to protect our technology.

Certain of our stockholders .. . ., page 30

17.	Given this risk factor, please tell us whether you will be a controlled company under applicable exchange rules and, if so, whether that status creates material risks.

We believe that we are not a controlled company under applicable exchange rules. NASDAQ Marketplace Rule 4350(c)(5) defines a Controlled Company as one in which "more than 50% of the voting power is held by an individual, a group or another company." If a company is a Controlled Company then it will be exempt from the requirement that the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Marketplace Rules as well as the other governance items therein set forth. No individual or company following the IPO meets this threshold of ownership at our company much as in as the largest individual shareholder, Alfred Mann, beneficially owns 32.3% and the second largest shareholder, Gregg Williams, following the IPO owns merely 17.5% of our company. Moreover, although our board members taken together may be deemed beneficial owners of shares amounting to 66.3% of voting securities (inclusive of shares issuable on exercise of warrants and options but before giving effect to further percentage dilution on the exercise of the underwriter's overallotment option) , the members of the board are independent individuals who are not constituted as a group, and they have no formal or to our knowledge even informal understandings of acting as a group. Moreover, for example, in this context on completion of our IPO these persons would not be filing as a group under Schedule 13D. As a consequence we respectfully believe and submit that the current risk factor disclosure need not be further amplified .

13

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Business, page 36

18.	Please revise your discussion on pages 37-39 regarding the potential use of your technology to address age-related macular degeneration and other diseases to state prominently that you have not yet conducted clinical trials to prove the efficacy of the Argus II system in treating macular degeneration and to describe prominently the current development status of the Orion I system. Revise the remaining discussion as necessary. For instance, revise the subheading “Other diseases resulting in blindness that can be treated by Orion I” accordingly.

The referenced text has been revised clearly to state that clinical trials have not yet been conducted and to better characterize the current development status for the Orion I system. We have also revised the subheading now on page 38 as noted in staff's comment to read "Other diseases resulting in blindness that may be treated if Orion I is successfully developed."

Reimbursement, page 48

19.	Please expand your disclosure to explain what you mean by “coding, coverage and payment” and to explain the significance of having “obtained a required code and payment” from Medicare. From the last paragraph of the “United States” section, it appears that Medicare coverage for your device and the procedure in which it is implanted is uncertain. However, your disclosure in the last paragraph on page 46 suggests that reimbursement in the United States is assured.

We have expanded here as well as under “Prospectus Summary – Commercial Strategy” our disclosures regarding “coding coverage and payment” to address the comments raised by staff.

The last paragraph of the referenced "United States" section on page 49 now states that as to coverage by Medicare and other payers that there is no assurance of coverage or reimbursement or that any obtained coverage will be adequate.

14

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

20.	With a view toward disclosure, please tell us the basis for your expectations regarding future reimbursement in the European countries you mention.

The Argus II Retinal Prosthesis System reimbursement application is currently in process in several European countries. Following favorable reimbursement decisions for Argus II in Germany, France and US (each of which has a very high set of standards for reimbursement approval process) we strongly believe that payers from other leading countries in European and other regions also will also be able see the benefits that Argus II can provide to eligible patients and will decide to reimburse for the procedure and our product.

•	In England, the reimbursement application is in review process under National Specialized Services’ “Coverage through Evaluation” program.

•	In Turkey, we have appointed a distributor and have received regulatory approval. We expect that the Argus II Retinal Prosthesis System reimbursement application will be submitted to that country’s national reimbursement authority by end of 2014.

•	In Switzerland, the procedure code required to conduct Argus II surgery has been approved and we plan to submit the reimbursement application early 2015.

Our Licenses and Agreements, page 54

21.	Please expand to describe the material terms of each license agreement separately, including the term of each agreement and termination provisions. Also revise to clarify the scope of each license and describe the aspect or aspects of your device to which the license relates.

We have expanded our disclosures within the registration statement to include the following:

Johns Hopkins University and Duke University

The Johns Hopkins license includes two patents and one patent application. The two patents include a patent covering a system of wireless communication between the external part and implanted part of an implanted medical device, and a patent covering a stimulation pattern to preferentially stimulate deeper retinal cells. The patent application covers a system for fitting a visual prosthesis using visually evoked potentials. The Johns Hopkins patents licensed to us expire in 2018 and may present a significant impediment to any competitors selling in the US or European markets. If the patent application does not issue, the license agreement will expire in 2018 with the expiration of the last patent. If the new patent issues on the patent application, the agreement will terminate with the expiration of a patent issuing on that application, which currently is anticipated to be in 2030. The agreements provide a maximum royalty of 3% of net sales. The royalty rate is reduced by other royalties paid on the same product, and reduced by meeting certain volume targets. The license can be terminated by Second Sight for any reason. It may be terminated by Johns Hopkins University for breach not corrected within 60 days of notice.

15

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Doheny Eye Institute (DEI)

The DEI license agreement includes 67 patents and applications which are all co-owned by Second Sight and DEI. The patents cover a wide range of technologies, and most are related to the Argus II. As a co-owner of the patents and patent applications, Second Sight has the right to use the technology with or without the license agreement. The license agreement pertains to DEI’s share in the patents and patent applications, but gives Second Sight an exclusive license. The agreement continues until the last of the patents expire and involve ongoing research. The agreement continues at least until the end of 2031. The agreement provides for a 0.5% royalty of net sales. The license may be terminated by breach not corrected within 30 days of notice, or on insolvency of the company.

Our Manufacturing and Quality Assurance, page 54

22.	We note your disclosure that many components, materials and services necessary to produce and test your products are provided by sole source suppliers, as well as the effect on you from disruptions, as discussed on page F-12. Please expand to identify these suppliers and describe the material terms of your arrangements or agreements with them.

The term “sole source” could be applied to most of our suppliers, as our current purchasing volumes do not warrant developing more than one supplier except where quality, cost, or reliability issues exist. Certain of our suppliers, in addition to being sole sources, may also provide a component or service that would require one or more of the following to qualify an alternate:

•	Significant time to develop
•	Significant time to qualify (e.g. testing)
•	Approval by a regulatory agency that may be time consuming or difficult to obtain.

For us and for the reader we have identified the risk of disruption and certain of our efforts to mitigate exposure by building inventory and also by finding or qualifying additional sources. Namely, the risk is one of business disruption in the operations of suppliers or in our commercial relationships with them. Our terms of agreement with these suppliers are all based on purchase orders that we may terminate at any time and we may insist as appropriate on an exclusive supply arrangement in exchange for minimum purchases. We believe that there is no benefit further to provide names or otherwise identify any of these suppliers, numbering more than several hundred in total. We do believe however that providing any additional information may prove materially harmful to us by delivering such information to competitors who may seek to disrupt or otherwise damage these relationships or otherwise benefit from the efforts and costs we have cultivated with regard to these suppliers. In our view these disclosures are consistent with the requirements of item 101 of Regulation S-K and we respectfully submit that further disclosures will not be meaningful.

16

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Management’s Discussion and Analysis , page 56

Critical Accounting Policies, Stock-Based Compensation page 59

23.	We note that the grant price was based on the estimated fair value of the shares at the date of grant. Please progressively bridge for us the fair value per share determinations for each grant during 2013 and 2014 to the current estimated IPO price per share.

From time to time, the Board of Directors has granted stock options to employees and consultants at less than the price at which shares were then being sold for cash by the Company. The grant price of stock options is one factor that is utilized by the Company to determine compensation arrangements with the Company’s officers and employees. Compensation arrangements have historically been determined based on the estimated fair value of the shares at the date of grant. With certain recent exceptions for specific corporate compensation considerations, which the grant price is different than the most recent offering price of shares sold by the Company, and which are reviewed and approved by the Board of Directors, the grant prices of stock options have been set at fair value.

We have amended the disclosure in MD&A (commencing on page 57) and the notes to the consolidated financial statements (pages F-13 and F-37) to indicate that:

Grant Price - the grant price of the issuances, with certain exceptions, is determined based on the estimated fair value of the shares at the date of grant.

As an indication of fair value, the Board also considered at the time of the grant the price at which the Company is selling equity to investors. During 2012, the Company sold 1,576,016 shares of common stock to existing investors at $5.00 per share, raising a total of $7,880,080. From July 2013 to July 2014, the Company sold 1,642,808 shares of common stock to new investors in a private placement at $7.00 per share, raising a total of $11,499,656 (“Private Placement”). The increase in the price of the common stock to $7.00 per share in 2013 was based, in part, on the fact the Company had received FDA approval for its Argus II system in February 2013. On August 12, 2014, the Company filed a Registration Statement on Form S-1 with an indicated $9.00 per share price for its common stock.

Stock compensation expense is calculated using the Black-Scholes option-pricing model and reflects the difference between the grant price and the fair value of the shares at the date of grant. For purposes of calculating stock-based compensation expense in 2013 and the first six months of 2014, the Company used $7.00 as the fair market value in its Black-Scholes calculations. This $7.00 price is consistent with the price being paid for the Company’s common stock during this period.

17

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

During 2013 and 2014, the Board granted options on the following dates at the indicated exercise prices:

Date	Number of Shares	Exercise Price
March 1, 2013	500	$5.00
January 1, 2014	125,000	$4.25
March 1, 2014	38,500	$5.00
April 1, 2014	156,249	$5.00
July 14, 2014	257,500	$7.00
August 9, 2014	2,000	$7.00
September 26, 2014	746,134	$9.00

From July 2013 to July 2014, the Company sold common stock at $7 per share in the Private Placement as follows:

Date	Shares Sold	Amount Raised
July, 2013	285,714	$1,999,998
November, 2013	3,600	$25,200
December, 2013	53,641	$375,487
March, 2014	100,000	$700,000
April, 2014	28,000	$196,000
May, 2014	161,427	$1,129,989
June, 2014	793,284	$5,552,988
July, 2014	217,142	$1,519,994

18

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

In March 2013, the Board granted an option covering 500 shares at an exercise price of $5.00 per share, which was the per share price of the most recent prior sale of common stock in 2012.

During the first six months of 2014, options were granted below the $7.00 price of the Private Placement to either (i) replace vested options that had expired or (ii) for the purpose of providing additional incentive to the employees receiving these grants. The January 2014 grant at $4.25 per share replaced a grant with a similar exercise price that had expired. The grants to employees in March and April of 2014 made at $5.00 per share were, like all other option grants to employees, intended to provide additional motivational incentive. In July and August of 2014, the Company made grants to several new hires at $7.00 per share, which was the price per share that investors were paying to participate in the Private Placement as late as July 30, 2014.

In September 2014, subsequent to filing our Registration Statement, the board granted options to purchase 746,134 shares of its common stock at $9.00 per share, including 725,734 options that were granted to senior management of the Company. The options are exercisable for a period of ten years from the date of grant and vest over a period of either four or five years.

Results of Operations, Cost of Sales, page 60

24.	We note in footnote 4 on page F-41, that finished goods inventory increased to approximately $814,000 or 33% over the prior year and total inventory increased to approximately $3,943,000 or 68% over the prior year. However, your reserve for excess and obsolescence increased to approximately $1,596,000 or 188%. Tell us the factors that caused this significant increase in your reserve in the current year as compared to the increases in inventory and inventory levels. Please revise your MD&A discussion to include the impact your reserve account had on cost of sales, including explaining why the reserve balance exceeds the finished goods balance, and provide management’s estimate as to the impact these reserves will have on future operations.

The increase in the allowance for excess and obsolete inventory relates primarily to work in process inventory that we anticipate will be discarded in future periods either due to non-conformance with our finished goods specifications, or due to design changes rendering certain sub-assemblies obsolete.

During 2013, we increased our manufacturing activity substantially over that of 2012, which resulted in a $1,336,083, or 104%, increase in work in process inventory at year-end as compared to a year earlier. At the same time, our manufacturing processes and yields did not improve significantly. Accordingly, as we increased the amount of work in process inventory during the year, we experienced a high level of limited use or unusable sub-assemblies, and our ending work in process inventory contained a significant dollar amount of goods that will be discarded in the future. We also implemented certain design changes making obsolete older designs, which for the most part consisted of sub-assemblies included in work in process inventory.

19

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

The comment asked about the relationship of the allowance to our finished goods balance. As noted above, as most of the increase in the reserve relates to work in process inventory, we believe the more relevant comparison is to our work in process inventory, which increased by $ 1,336,083. We will add a disclosure that we believe these reserves will have minimal impact on future operations. The reserves are management’s best estimate as of December 31, 2013 of items in ending work in process inventory that will be discarded. This reserve puts the impact of scrap in operations in the appropriate period.

We also note that we have revised our presentation of cost of sales in the Statements of Operations. In the initial filing of our registration statement, we reported cost of sales on two lines: cost of goods sold and production process development costs. On further consideration, we now believe that the more conventional reporting of cost of sales as a single line item would be the more appropriate and proper presentation, as the information presented in this manner will be clearer and more useful to the users of these financial statements. We have modified the Results of Operations discussion in the MD&A (page 61), where we had previously discussed the two line items in cost of sales, to provide the appropriate information and discussion related to the current presentation cost of sales.

Finally, in response to staff's comment above, we have edited the discussion of cost of sales in the MD&A to read as follows:

Cost of sales. Cost of sales increased from $4,396,746 in 2012 to $5,629,320 in 2013, an increase of $1,232,574, or 28%. The increase in cost of sales is primarily due to increasing our production capacity, including the addition of direct and indirect personnel to the operations staff, while still experiencing low yields and incurring higher charges related to our allowance excess and obsolete inventory.

During the year ended December 31, 2013, we increased our allowance for excess and obsolete inventory by $1,042,621, or 188%, to $1,595,792. During 2013, we also increased our manufacturing activity substantially over 2012, which resulted in a $1,336,083, or 104%, increase in work in process inventory at year-end as compared to a year earlier. The large increase in the allowance during 2013 is due to increased production activity and costs during the year without a similar increase in production of goods that conformed to our manufacturing standards. As we increased the amount of work in process inventory and manufacturing activity during the year, we experienced a high level of limited use or unusable subassemblies, as a result of which our ending work in process inventory contained a significant amount of goods that will be discarded. We also implemented design changes during the year, the effect of which was to make obsolete certain older designs, which for the most part consisted of sub-assemblies included in work in process inventory.

20

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

This increased allowance will have minimal impact on future operations. As these items are discarded in future periods, they will be charged against the reserve and we expect that there will be nominal impact on the Company’s operations.

We will continue to invest in improving our manufacturing processes. We expect manufacturing yields to improve and production costs to decrease over the next several years, although significant fluctuations may occur on a quarter to quarter basis.

Comparison of Years Ended December 31, 2013 and 2012, page 62

25.	Please revise to clarify the effect on your results attributable to changes in price and volume. While we note your disclosure regarding increased numbers of Argus II sold in the periods presented, it also appears the price per unit varied substantially in each period. Please revise to clarify the reasons for such variation.

The Company’s Argus II system was the first retinal implant approved for sale in Europe. As such, there has been no established market or set insurance reimbursement level for our product. In some instances, we discounted our prices to introduce our product into new hospital centers, and in other situations, due to the lack of insurance reimbursement or other funding, we gave price discounts to maintain momentum at other implant centers.  We believe that as the market for our product becomes more established, and as insurance reimbursements for this new technology become more standard, pricing in Europe will stabilize. We have revised the original comments on Page 63 to state the following:

Revenue . Our product sales increased from $1,367,224 in 2012 to $1,564,933 in 2013, an increase of $197,709, or 14%. This increase in product revenue was due to implanting 22 Argus II systems in 2013, as compared to 15 implants in the prior year, offset by a lower average selling price in 2013.  Our average selling prices in 2013 declined from 2012, mainly due to reduced pricing in Europe. In some instances, we discounted our prices to introduce our product into new hospital centers, and in other situations, due to the lack of insurance reimbursement or other funding, we gave price discounts to maintain momentum at certain implant centers.  We believe that as the market for our product becomes more established, and as insurance reimbursements for this new technology become more standard, pricing in Europe will stabilize. In 2012, our revenues came from Europe; in 2013, revenue came from Europe and the Middle East. Product sales did not commence in the United States and Canada until 2014. We expect smaller price variations, followed by price stabilization, as we enter new markets.

21

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Executive Officers and Directors, page 67

26.	With a view toward disclosure, please tell us why Mr. Mann’s business experience does not include Incumed, as referenced in note 2 on page 85, as well as the nature of the business Incumed conducts. Also, for each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Regulation S-K Item 401(e).

We are advised that IncuMed, LLC is a holding company that owns interests in other Alfred Mann associated companies and that it does not otherwise conduct any of its own independent business operations. As a consequence we determined that this personal investment activity at the IncuMed level does not require additional disclosure as part of Mr. Mann’s business experience.

We have added discussion to the management section that briefly describes why we believe each of our directors should serve or continue serving on the board of directors.

Capitalization, page 78

27.	“Cash” is not a component of capitalization as applicable to this disclosure. Please revise to remove that caption from the presentation of capitalization.

We have removed “cash” from the capitalization table. We have also updated this table through June 30, 2014.

28.	We note that the number of shares of common stock outstanding after the offering excludes up to 3,500,000 shares issuable upon trigger of the Long Term Investment Right. Please tell us how you considered the issuance of the Long Term Investment Right in the presentation of your pro forma financial information.

We have excluded shares associated with the LTIR from the capitalization table; however, we have included additional disclosure in the dilution tables as appropriate. The contingent shares associated with the LTIR are built in for the IPO purchasers to encourage long term ownership and no additional funds will be received by the company upon issuance of these shares. Please see our response set forth with respect to comment 33 below.

Dilution, page 80

29.	Please separately disclose the change in net tangible book attributable to the conversion of all outstanding promissory notes. Also disclose how the numbers and percentages in the second table would change assuming exercise of all outstanding options and warrants.

We have included the change in net tangible book value attributable to the conversion of all outstanding promissory notes on a separate line in the Dilution table.

We have included an additional version of the table in the Dilution section. This additional version includes the numbers and percentages to reflect the exercise of all outstanding options and warrants, including the warrants that will be issued in connection with the Underwriter’s Warrant, as well as the maximum number of shares issuable under the Long Term Investment Right.

22

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Certain Relationships and Related Party Transactions, page 82

30.	Please revise to provide the information required by Regulation S-K Item 404 with respect to the lock-up exception granted to your CEO, as mentioned on page 91, including the reasons for the exception and the dates selected.

We have added a discussion to “Officer Loans” section on page 83 which states the following:

“Our board and MDB Capital have agreed that our president and CEO may have a limited release from his 12 month lock-up agreement with us, permitting him to sell up to 100,000 shares of common stock, commencing February 15, 2015 and ending April 15, 2015 to cover or pay tax obligations arising out of the forgiveness of these two loans and out of certain of his option exercises. See “Shares Eligible for Future Sales – Lock up Agreements”.

We have in addition made the following statement on page 92, “Lock-Up Agreements”,

“Our board and MDB Capital have agreed that our President and CEO may sell up to 100,000 shares of common stock in the period commencing February 15, 2015 and ending April 15, 2015 to permit him to obtain amounts he may need to pay income tax obligations that will be then due.”

Notes to Consolidated Financial Statements, page F-32

Note 2 Summary of Significant Accounting Policies, page F-33

Geographic Concentrations, page F-35

31.	We note your foreign assets related to operations in Switzerland, your customer concentration of revenues, and your disclosure that all revenues were derived from Europe and the Middle East. Please expand your revenue disclosures to disclose separately the revenue from external customers attributable to individual foreign countries, if material. See paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

We have expanded our geographic concentration disclosures as requested consistent with ASC 280-10-50-41 as follows:

“Geographic Concentration

23

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

During the years ended December 31, 2013 and 2012, regional revenue, based on customer location, consisted of the following:

	2013	2012

Germany	32%	75%
Saudi Arabia	31%	1%
Italy	18%	21%
Netherlands	13%	0%

We made similar disclosure for six months ended June 30, 2014 and 2013 (unaudited).

Stock-Based Compensation, page F-36

32.	We note that for determining the expected volatility you based it upon average historical volatilities of comparable companies in the similar industry. Please provide to us the names of the companies you considered peer companies for purposes of determining the volatility assumption, the volatility of each, and tell us how you concluded that each company was similar to you in terms of industry, stage of life cycle, size, and financial leverage. Refer to paragraph 718-10-55-25 of the FASB Accounting Standards Codification.

Estimating expected volatility required the Company to exercise judgment in this process of comparing publicly traded companies with a “private company”. The Company determined that a non-public entity should base its expected volatility on the average volatility of similar public companies over an appropriate measurement period. The Company determined that industry, market capitalization and time in business were primary critical factors in selecting the appropriate sample of similar public entities. The Company reviewed a sector-based list of companies in the medical products field and selected the following public entities:

Company Symbol	Company	Industry

CYTX	Cytori Therapeutics	Cell Therapy

NBS	Neostem, Inc.	Cell Therapy

CRY	CryoLife, Inc.	Medical Devices – CV

RTIX	RTI Surgical, inc.	Surgical Implants - Orthopedic

SRDX	SurModics, Inc.	Vitro Diagnostic Tech

24

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Company Symbol	Employees	Mkt Cap	Revenue

CYTX	115	$181 M	$8.90 M

NBS	108	$225 M	$16.33M

CRY	510	$253 M	$141.13M

RTIX	1100	$247 M	$242.02M

SRDX	114	$286 M	$56.40M

Second Sight will be a relatively small capitalization company similar to these companies based on the planned per share price of our IPO and total capitalization. Second Sight also has a comparable number of employees to those reported by CYTX, NBS and SRDX. Four of these companies have the same or smaller leverage to market capitalization. While these companies are more established companies, we believe these companies have a volatility similar to what we would expect Second Sight to have during the normal vesting periods for Second Sight’s outstanding options and warrants.

The average volatility of each of these companies for the last three years is as follows:

Company Symbol	2012	2013	2014

CYTX	85.48%	54.83%	32.60%

NBS	72.99%	57.79%	25.80%

CRY	34.01%	39.22%	11.39%

RTIX	33.45%	55.15%	26.59%

SRDX	35.87%	31.23%	9.91%

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Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

In addition, we calculated the volatility of these companies over a six year period, which yielded the following average group volatility that we used in our stock option valuation calculations for those years: 2012 - 62.20%; 2013 - 61.21%; and 2014 - 51.46%. For our warrant valuation calculations, we calculated the volatility of these companies over a five year period: 2012 - 63.92%; 2013 - 57.50%; and 2014 - 45.97%.

The Company has concluded that its analysis of the appropriate expected volatility is in accordance with ASC 718-10-55-25.

Note 16. Subsequent Events, page F-49

33.	We note from page 86 and throughout the filing that in connection with the initial public offering, each beneficial owner of your common stock, who purchases shares directly in the offering, may qualify to receive up to, but no more than, one additional share of common stock from you per each share purchased in the offering pursuant to the contractual obligation of the company in association with the sale of the offered shares (“Long Term Investor Right”). Please tell us how you plan to account for the issuance of the Long Term Investor Right citing the applicable authoritative accounting guidance.

The Long Term Investor Right (the “Right”) is a unique common equity financing concept which the Company is offering only to investors in its initial public offering of common shares (the “IPO”) to give these investors both an incentive to purchase the common stock and a means to encourage long term investment. There are no selling shareholders in the IPO. The Right is being made available to all investors who acquire their shares in the IPO, and ripening of such Right is effected by voluntary compliance with the eligibility requirements. The Right is non-detachable and non-transferable. Other shareholders, including the shareholders prior to the IPO and shareholders acquiring their shares upon conversion of debt in conjunction with the IPO, or employees who acquire shares on exercise of options are not eligible to obtain this Right.

The Company reviewed US GAAP and the applicable accounting literature and concluded that the Right is effectively a pricing mechanism for the IPO and should be accounted for as a component of the actual price per common share paid by the investor in the IPO. The Right is always, and only, an equity instrument. The additional shares issuable pursuant to the Right are contingent on: (1) the investor purchasing the IPO shares and then taking the steps to satisfy the conditions to acquire the Right; (2) the post-IPO changes in the Company’s share price; and (3) the investors actually holding the IPO shares and not placing them in street name or trading them during the two year measurement period.

For basic earnings per share, the shares associated with the Right would be treated as “contingently issuable” shares and would be included in the calculation of basic earnings per share as of the date all necessary conditions have been satisfied and the number of shares issuable are known ASC 260-10-43-45. This means that the shares associated with the Right would not be included in basic earnings per share until the actual number of shares to be issued is known.

26

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

At the end of each reporting period, the Company will track the potential dilutive effect of the Right and will provide disclosure as to the number of common shares that are contingently issuable on such date based on the actual share price movements and ownership changes subsequent to the IPO, as adjusted each reporting period.

This Right is an unusual and apparently unique application of a financial instrument in an IPO. It has previously been used by investment bankers or underwriters in earlier transactions or offerings to provide additional consideration in merger and acquisition and reverse recapitalization transactions that are structurally and significantly different than this IPO. The Company was unable to find similar equity rights in recent IPO transactions or to find on point, specific US GAAP guidance. In the Company’s review of accounting literature, it determined that the Right was not equivalent to a stock option, as the Right did not involve officers, directors, employees or vendors ASC 718-10-15. The Company also considered if the Right was equivalent to a warrant and determined that without an exercise price the Right is not analogous to a warrant, as a warrant has an exercise price and is normally detachable in equity unit offerings. The ASC Master Glossary defines a warrant as “A security that gives the holder the right to purchase shares of common stock in accordance with the terms of the instrument, usually upon payment of a specified amount”.

The Company also reviewed the accounting for derivatives [ASC 815]. Presented below are the Company’s analysis and conclusions.

The following contracts are specifically excluded from ASC 815’s scope for the reporting entity (i.e., the issuer) as stated in ASC 815-10-15-74:

Contracts issued or held by a reporting entity that meet both of the following conditions are NOT classified as derivatives:

1. Classified in stockholders’ equity in its statement of financial position; and

2. Indexed to its own stock.

The Company believes that the Right cannot be classified anywhere other than in stockholders’ equity, as it is a non-detachable, non-transferrable right that can only be held and enjoyed by an original purchaser of common shares in the IPO. Furthermore, the Right cannot be a “Freestanding Financial Instrument”, which excludes it from ASC 480. The Right has no characteristics of being redeemable by the Company, nor is there any ability for it to be traded or transferred to other parties. Accordingly, the Company concluded the Right is classified in stockholders’ equity.

The scope exception also required a determination that the Right is considered indexed solely to the reporting entity’s stock. This is a two-step process as prescribed by ASC 815-40-15-5 through 15-7. The steps are:

27

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

Step 1: Evaluate the instrument’s contingent exercise provisions, if any.

Step 2: Evaluate the instrument’s settlement provisions.

Step 1 of the assessment requires the Right to be contingent only on the price of the Company’s shares. The Right is solely dependent on the stock price of the Company’s shares over the two-year measurement period and has no other contingencies. Therefore, the Company concluded the Right passed Step 1.

Step 2 of the assessment requires an entity to analyze the settlement terms of the Right. The Company determined that the Right has a fixed price, which is fixed to the amount paid by the shareholder in the IPO; no additional amounts are due at settlement. The Company also determined that the Right is indexed to its own stock because the terms of the settlement would also be a variable typically used to determine the fair value of a "fixed-for-fixed" forward or option on equity shares.

Based on the analysis that the Right is classified in stockholders’ equity as an equity instrument in the Company’s Statement of Financial Position and is indexed to the Company’s common stock, the Company concluded that the Right is not a derivative.

The Company will disclose the undertaking to provide current information in its future periodic reports of the potential shares issuable under the Rights. In the footnotes to the financial statements included in the Form S-1 Registration Statement, the Company will describe the accounting for the Right as contingent shares that, if issued, will become additional outstanding shares of common stock.

Item 14. Indemnification of Directors and Officers, page 96

34.	Your disclosure may not be qualified by reference to statutes. Please revise the first sentence accordingly.

We have deleted the opening sentence to eliminate qualification by reference to statutes as requested.

Exhibits, page 99

35.	Please file the March 21, 2014 letter described on page 73 and the “Shareholders Agreement” mentioned on page 87. Refer to Item 601(b)(10) of Regulation S-K.

We have filed a copy of our Shareholder Agreement dated September 5, 2003 and executive employment offer letter dated May 21, 2014 described on page 74 as Exhibits 10.14 and 10.15 respectively.

28

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 2, 2014

We acknowledge that notwithstanding staff comments, upon our request of acceleration of the effective date of the pending registration statement we will provide a written statement from the company acknowledging that:

•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that

•     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge that a written request for acceleration of the effective date of the registration statement will be considered as confirmation of the fact that in requesting acceleration we are aware of our responsibilities under the Securities Act of 1933 and under the Securities Exchange Act of 1934 as they relate to our proposed public offering of the securities specified in the above registration statement.

You may contact Aaron A. Grunfeld, the company’s counsel, at (310) 788-7577, or by email at agrunfeld@grunfeldlaw.com, if you have questions or further comments regarding our responses to your questions and the related matters covered by this response.

Sincerely,

/s/ Robert J Greenberg

cc (via e-mail):	Geoffrey Kruczek
Mary Beth Breslin
Tom Miller
Aaron A. Grunfeld

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